SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2023

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

March 31, 2023

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (“SAC”)	7
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	8
Statement of the Executive Officers on the Independent Auditors’ Review Report	9
Independent Auditor’s Review Report on the Quarterly Information (ITR)	10

Balance Sheets	12
Income Statement	14
Comprehensive Income Statements	15
Statements of Changes in Shareholders’ Equity	16
Cash Flows Statements	17
Value Added Statements	19
Notes to the Parent Company and Consolidated Quarterly Information (ITR)	20

Comments on the Performance

The initiatives that began last year to lower costs and deliver higher efficiency and productivity continue to deliver results. This is directly reflected in EBITDA margins consistently around 25%. We grew supply by 11% compared to 1Q22, a result of our efficient management and the ongoing initiatives to diversify revenues.

GOL is committed to maintaining its lower level of unit costs compared to the industry. The utilization of GOL’s operational fleet remained at a high level of performance reaching approximately 12 hours per day, an increase of 6.4% compared to 1Q22, while fuel consumption per hour of operation decreased by 2% in the same period. As capacity grows and the entire fleet resumes operations, the Company expects that with its low cost discipline and the commitment of its Team of Eagles to deliver best customer satisfaction, GOL can will further strengthen its competitive advantage in the market.

After concluding the placement of Senior Secured Notes due 2028, GOL has shifted its focus to the resumption of its operational fleet and optimization of cash flow that will promote a continuous cycle of financial deleveraging.

New Level of Revenues and Sales

The record level of revenue reflects the strength of underlying demand and continued momentum in sales from ancillary sources in addition to the loyalty of its Customers. The Company strengthened its main operational hubs, maintained its high margins and increased revenues in its SMILES and GOLLOG business units by 31% and 79% respectively versus the prior period of 1Q22.

The Company’s sales were R$5.4 billion, stable compared to 4Q22 and around 33% higher than in 1Q22. This was achieved even with the seasonal reduction in sales during the Carnival week, which was not observed in the previous year.

Revenue growth continues to be driven by strong demand from Customers. Advance bookings in the 1Q23 period were higher than in 1Q19, while Net Revenue per Available Seat Kilometer (RASK) increased 78% versus 1Q19 and was 38% higher versus 1Q22.

Improvement in business travel was led by demand from small and medium-sized businesses, whose bookings increased in 1Q23 and recovered compared to levels in 1Q19. The recovery in domestic corporate sales in the first quarter this year reached approximately 70% relative to 1Q19. International sales accelerated sequentially by 24%, and recovered to 1Q19 levels.

“We reached a new record yield per passenger this quarter, demonstrating the efficiency of our dynamic tariff management, which we achieved even with the relatively slow return of the large corporate segment. We are focused on continuously improving the Customer experience through incremental gains in operational efficiency and UX investments in our digital channels,” said Eduardo Bernardes, Chief Revenue Officer.

Cost Performance and Capacity Management

During 1Q23, GOL maintained stability in the availability of supply (ASKs) compared to 4Q22. Unit cost excluding fuel and freighter operations was 20.2 cents (R$), or 3.9 cents (US$), 7.4% higher compared to 4Q22. Unit cost was approximately 11% higher than in 1Q22 and 14.5% over 1Q19, mainly influenced by the adjustment of contracts indexed to inflation and network adjustments with higher point to point routes that resulted in a greater number of departures per ASK, contributing to the increase in variable costs.

During the quarter, the Company did not receive any new Boeing 737-MAX aircraft. GOL did, though, register a 2% marginal decrease in fuel consumption per hour operated. This resulted from a greater level of ASKs by the new technologies of the 737-MAX aircraft. GOL projects that for the coming quarters – subject to seasonal adjustments – it will achieve consecutive improvements in its productivity rates, driven by the entry of new aircraft in operation and the Company’s ongoing initiatives to reduce unit costs.

2

Ancillary Revenues in Accelerated Pace of Growth

During the first quarter of 2023, ancillary revenue was generated by the loyalty and cargo businesses and increased 84% versus 1Q22. This represented around 8% of GOL’s total net revenue.

SMILES, the largest loyalty program in the region, expanded its Customer base by more than 8% compared to 1Q22, with revenue growth of 21% to R$1.2 billion. SMILES has nearly 6 million Customers more than its closest competitor in Brazil.

In April 2023, the Company announced the launch of Smiles Viagens, a new travel agency which will enable Customers to customize tourism packages easily and effectively on a single platform. The new service enables Customers to create travel and leisure activity experiences and provides the opportunity to purchase complete packages (airfare, hotel, tours, etc.) with the added benefit of using GOL’s network which provide use of all the main airports in Brazil. The Company’s expectation is that Smiles Viagens will be one of the top 5 best and largest online travel agencies in Brazil within 5 years.

GOLLOG’s revenue grew by 80% compared to 1Q22, mainly due to Mercado Livre operations and the arrival of the third cargo aircraft for the operation. The exclusive agreement with MELI brings into service two additional aircraft by May 2023 bringing the total fleet to six cargo aircraft by year end. There is also the option to expand to a total fleet of 12 cargo aircraft, thereby providing the opportunity to boost revenue and the value of this business unit.

“Since the incorporation of SMILES, business synergies continue to evolve at an accelerated pace. In less than two years, SMILES has almost doubled its billing versus the pre-pandemic level, while the number of Customers has grown continuously. With the inauguration of Smiles Viagens, we intend to expand the already diversified source of ancillary revenue that the Company has achieved,” said Carla Fonseca, Director of Customer Experience and President of SMILES.

Liability Management Initiatives

In March 2023, GOL concluded the private placement of Senior Secured Notes maturing in 2028 (“SSN 2028") in the amount of up to US$1.4 billion to Abra Group, GOL’s controlling shareholder. In addition to the repurchase of bonds, the Company had deployed aproximately US$100 million by the end of 1Q23, out of the US$451 million in cash resources available from the issuance of the Notes.

As a result of the reduction in the principal amount of GOL’s Senior Notes maturing in 2024, 2025 and 2026 and Perpetual Bonds, by approximately US$1.1 billion (face value), the Company expects to decrease its interest payments by approximately US$30 million per year. GOL also increased the average maturity of its bonds by two years to around 4.4 years.

In March and April 2023, GOL completed an additional issuance of US$26 million, bringing the total issuance to US$222 million, in its Secured Amortizing Notes (“SANs”). The SANs were issued in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations that are under deferral agreements, among other obligations, that participating aircraft lessors have elected to exchange for SANs.

With the conclusion of the issuance of the SSN 2028, GOL retired R$5.6 billion in debt, decreased net leverage boosted by the recovery of EBITDA. Including 7x leases, leverage decreased 1.6x compared to 4Q22 to 7.9x. Excluding the GOL SSN 2028, the Company’s financial leverage under IFRS 16 would be 4.6x.

Focus on Domestic Market and New Partnerships

The Company continues to act in a disciplined manner in managing supply and demand, as can be seen by higher load factors compared to pre-pandemic levels, even with capacity growth versus the 1Q22. In the Carnival holiday, GOL made available around 70,000 additional seats, mainly allocated to cities such as Salvador (SSA), Rio de Janeiro (GIG), Recife (REC) and Fortaleza (FOR). At the holiday peak, GOL’s network reached 789 daily take-offs, approximately 10% higher than during 1Q19.

3

In the domestic market, the Company increased routes and frequencies. At Congonhas Airport (CGH), one of Brazil’s most important, a GOL aircraft lands or takes off every four minutes, offering the best product and the most advantageous frequencies for its Customers, especially the corporate traveler. In the regional market, the Company began offering Boeing 737 flight in Juiz de Fora, which was previously operated by partners with smaller aircraft.

In the international market, GOL continues to resume its capacity by increasing supply in Argentina and the United States, and through new partnerships. The newest codeshare agreement is with TAAG Linhas Aéreas de Angola, the largest airline in Angola, which currently has five weekly flights to São Paulo and flies to 13 international destinations.

“We have achieved important results with disciplined capacity management, leveraged by the flexibility of our standardized fleet business model. This quarter we adjusted our Congonhas, Brasília and Rio de Janeiro network, in addition to expanding operations with our Boeing 737 aircraft in certain regional markets, seeking not only to offer a better product to our Customers, but also to boost our operational efficiency,” concluded Celso Ferrer.

Fleet Plan Updates

During 1Q23, the Company did not receive new Boeing 737-MAX 8 aircraft. GOL returned three Boeing 737-NG aircraft, as part of its fleet transformation plan which promotes its decarbonization objectives. On 03/31/2023, GOL had a fleet of 144 aircraft, which includes 38 737-MAX, 103 737-NG, and three Boeing 737-800BCF cargo.

ESG Developments

In 1Q23, GOL received the IEnvA Stage 2 certification and recorded an improvement in its CDP index, now with a B-rating.

In an important, innovative step in voluntary carbon neutralization by Customers, GOL now offers carbon offsetting when tickets are purchased on the Company's website. Since the launch of the partnership with MOSS in 2Q21, just over 13 thousand tons of carbon have been offset.

Developing greater literacy in Diversity, Equity and Inclusion (DEI) for the entire Team of Eagles has been achieved by embracing topics directly related to transgender people, autism spectrum disorder, the role of women in organizations, ethics and compliance.

Instituto GOL has 51 institutions in its portfolio, 19 of which are based on an educational pillar, which reinforces the current motto of the Company, which will launch a public notice in 2023 for institutions to submit their social projects.

4

Operational and Financial Indicators

Traffic Data - GOL (in millions)	1Q23	1Q22	% Var.
RPK GOL – Total	9,350	8,192	14.1%
RPK GOL – Domestic	8,424	7,935	6.2%
RPK GOL – Foreign Market	926	257	NM
ASK GOL – Total	11,221	10,110	11.0%
ASK GOL – Domestic	10,031	9,769	2.7%
ASK GOL – Foreign Market	1,190	340	NM
GOL Load Factor – Total	83.3%	81.0%	2.3 p.p.
GOL Load Factor – Domestic	84.0%	81.2%	2.8 p.p.
GOL Load Factor – Foreign Market	77.8%	75.6%	2.2 p.p.
Operating Data	1Q23	1Q22	% Var.
Revenue Passengers - Pax on Board ('000)	7,904	6,718	17.7%
Aircraft Utilization (Block Hours/Day)	11,7	11,0	6.4%
Departures	57,015	48,746	17.0%
Total Seats (‘000)	9,812	8,657	13.3%
Average Stage Length (km)	1,114	1,168	(4.6%)
Fuel Consumption in the Period (mm liters)	313	275	13.8%
Full-Time Employees (at period end)	13,765	13,927	(1.2%)
Average Operating Fleet(4)	110	101	8.9%
On-Time Departures	85.1%	92.9%	(7.8 p.p.)
Flight Completion	98.3%	99.7%	(1.4 p.p.)
Passenger Complaints (per 1,000 pax)	0.69	1.66	(58.4%)
Lost Baggage (per 1,000 pax)	2.63	2.31	13.9%
Financial Data	1Q23	1Q22	% Var.
Net YIELD (R$ cents)	48.52	36.77	32.0%
Net PRASK (R$ cents)	40.43	29.79	35.7%
Net RASK (R$ cents)	43.85	31.85	37.7%
CASK (R$ cents)	36.75	31.09	18.0%
CASK Ex-Fuel (R$ cents)	21.00	19.17	9.4%
Recurring CASK (R$ cents) (5)	35.99	30.06	19.7%
Recurring ex-fuel CASK (R$ cents) (5)	20.24	18.13	11.6%
Breakeven Load Factor Ex-Non Recurring Expenses	69.1%	76.5%	(7.4 p.p.)
Average Exchange Rate(1)	5.19	5.23	(0.7%)
End of Period Exchange Rate(1)	5.13	5.10	0.6%
WTI (Average per Barrel, US$)(2)	76.13	94.29	(19.3%)
Fuel Price per Liter (R$) (3)	5.66	4.55	24.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.79	0.76	3.9%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes non-recurring expenses of approximately R$45 millions and costs related to the cargo aircraft of approximately R$40 millions

Domestic Market

Demand in the domestic market reached 8,424 million RPK, an increase of 6.2% compared to 1Q22.

Supply in the domestic market in turn reached 10,031 million ASK, representing an increase of 2.7% compared to 1Q22.

Load factor was 84.0% and the Company transported approximately 7.6 million Customers in 1Q23, an increase of 15.8% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1,190 million and the demand (in RPK) was 926 million.

During this period GOL transported approximately 353,000 passengers in this market.

Volume of Departures and Total Seats

In 1Q23 the Company’s total volume of takeoffs was 57,015, representing an increase of 17% compared to 1Q22. The total number of seats available on the market was 9.8 million, representing an increase of 13.3% compared to the same period in 2022.

5

PRASK, RASK and Yield

Net PRASK in 1Q23 was 35.7% higher compared to 1Q22, reaching 40.43 cents (R$). The Company's net RASK was 43.85 cents (R$), representing an increase of 37.7% also compared to the same period of the previous year. Net yield recorded in 1Q23 was 48.52 cents (R$), resulting in an increase of 32% compared to 1Q22.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's continued and efficient capacity management and pricing.

Fleet

At the end of 1Q23, GOL’s total fleet was 144 Boeing 737 aircraft, of which 103 were NGs, 38 were MAXs and 3 were Cargo NGs. The Company’s fleet is 100% composed of medium-sized aircraft (narrowbodies), with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Perid	1Q23	1Q22	Var.	4Q22	Var.
Boeing 737	144	142	2	146	-2
737-700 NG	19	22	-3	20	-1
737-800 NG	84	89	-5	86	-2
737-800 NG Freighters	3	0	3	2	1
737-MAX 8	38	31	7	38	0

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

6

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month period ended on March 31, 2023. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Ernst & Young Auditores Independentes S/S Ltda., and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, April 25, 2023.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

7

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under CVM Instruction 80/2022, the executive officers state that they have discussed, reviewed and agreed with the parent company and consolidated quarterly information (ITR) for the three-month period ended on March 31, 2023.

São Paulo, April 25, 2023.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

8

Statement of the Executive Officers on the Independent Auditors’ Review Report

Under CVM Instruction 80/2022, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Ernst & Young Auditores Independentes S/S Ltda., on the parent company and consolidated quarterly information (ITR) for the three-month period ended on March 31, 2023.

São Paulo, April 25, 2023.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

9

A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS)

Independent auditor’s review report on quarterly information

To the

Management and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) for the quarter ended March 31, 2023, comprising the balance sheet as of March 31, 2023 and the related statements of income (loss), of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the notes to the financial statements.

Management is responsible for preparation of the parent company and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

10

Significant uncertainty related to the Company`s ability to continue as a going concern

We draw attention to note 1.2 to the parent company and consolidated interim financial information, which states that, according to the parent company and consolidated balance sheets as of March 31, 2023, the Company presented negative parent company and consolidated shareholders’ equity of R$21,041 million, as well as that current liabilities exceeded total current assets, parent company and consolidated, by R$550 million and R$10,558 million, respectively. As disclosed in note 1.2, these events or conditions, together with other matters described in note 1.2, indicate the existence of substantial doubt about the Company’s ability to continue as a going concern. Our conclusion is not qualified in respect of this matter.

Other matters

Correspondent figures

The Company`s parent company and consolidated interim financial information for the period of three months ended March 31, 2022 were reviewed under the responsibility of other independent auditor, which issued a report on April 26, 2022 with an unmodified conclusion over the individual and consolidated interim financial information.

Statements of value added

The abovementioned quarterly information include the parent company and consolidated statement of value added (SVA) for the three-month period ended March 31, 2023, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall parent company and consolidated interim financial information.

São Paulo, April 25, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira
Accountant CRC SP-223185/O

11

Balance Sheets March 31, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Assets	Note	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Current
Cash and Cash Equivalents	6	161,705	179	286,455	169,035
Financial Investments	7	4,863	4,814	500,875	404,113
Trade Receivables	8	-	-	1,036,653	887,734
Inventories	9	-	-	408,745	438,865
Deposits	10	-	-	319,303	380,267
Advances to Suppliers and Third Parties	11	34,846	36,996	323,718	302,658
Taxes to Recover	12	4,096	3,975	156,494	195,175
Rights from Derivative Transactions	33.2	-	-	5,783	16,250
Other Credits		74,942	63,858	241,151	199,446
Total Current		280,452	109,822	3,279,177	2,993,543

Non-current
Financial Investments	7	1	1	18,350	19,305
Deposits	10	44,778	45,042	2,279,993	2,279,503
Advances to Suppliers and Third Parties	11	-	-	80,203	49,698
Taxes to Recover	12	13,099	12,925	37,044	53,107
Rights from Derivative Transactions	33.2	3,612	7,002	4,682	13,006
Deferred Taxes	13	76,140	76,907	76,404	77,251
Other Credits		15	17	12,277	33,187
Credits with Related Companies	28.1	7,237,856	7,084,848	-	-
Property, Plant & Equipment	14	416,348	416,348	9,340,580	9,588,696
Intangible Assets	15	-	-	1,865,148	1,862,989
Total Non-Current		7,791,849	7,643,090	13,714,681	13,976,742

Total		8,072,301	7,752,912	16,993,858	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

12

Balance Sheets March 31, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Current
Loans and Financing	16	364,153	274,733	1,281,934	1,126,629
Leases to Pay	17	-	-	1,860,634	1,948,258
Suppliers	18	102,082	41,520	2,236,957	2,274,503
Suppliers - Forfaiting	19	-	-	30,112	29,941
Salaries, Wages and Benefits		86	132	633,648	600,451
Taxes Payable	20	225	478	167,071	258,811
Landing Fees		-	-	1,305,951	1,173,158
Advance Ticket Sales	21	-	-	3,128,610	3,502,556
Mileage Program	22	-	-	1,617,679	1,576,849
Advances from Customers		-	-	494,247	354,904
Provisions	23	-	-	694,363	634,820
Derivatives Liabilities	33.2	-	-	325	519
Other Liabilities		364,328	337,612	385,641	379,848
Total Current		830,874	654,475	13,837,172	13,861,247

Non-Current
Loans and Financing	16	10,577,859	10,149,073	11,112,795	10,858,262
Leases to Pay	17	-	-	8,642,946	9,258,701
Suppliers	18	-	-	96,917	45,451
Salaries, Wages and Benefits		-	-	400,077	285,736
Taxes Payable	20	-	-	285,640	265,112
Landing Fees		-	-	200,958	218,459
Mileage Program	22	-	-	251,679	292,455
Provisions	23	-	-	2,876,581	2,894,983
Derivatives Liabilities	33.2	-	-	-	17
Deferred Taxes	13	-	-	45,045	36,354
Obligations to Related Parties	28.1	141,607	145,434	-	-
Provision for Investment Losses	24	17,340,118	17,910,984	-	-
Other Liabilities		222,586	251,761	284,791	312,323
Total Non-Current		28,282,170	28,457,252	24,197,429	24,467,853

Shareholders’ Equity
Share Capital	25.1	4,040,397	4,040,397	4,040,397	4,040,397
Treasury Shares	25.2	(34,635)	(38,910)	(34,635)	(38,910)
Capital Reserve		797,167	1,178,568	797,167	1,178,568
Equity Valuation Adjustments		(694,816)	(770,489)	(694,816)	(770,489)
Accumulated Losses		(25,148,856)	(25,768,381)	(25,148,856)	(25,768,381)
Negative Shareholders’ Equity (Deficit)		(21,040,743)	(21,358,815)	(21,040,743)	(21,358,815)

Total		8,072,301	7,752,912	16,993,858	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

13

Income Statement Three-month periods ending on March 31, 2023 and 2022 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company		Consolidated
	Note	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

Net Revenue
Passenger Transportation		-	-	4,536,612	3,011,802
Cargo and Others		-	-	383,583	208,650
Total Net Revenue	29	-	-	4,920,195	3,220,452

Cost of Services	30	-	-	(3,513,913)	(2,613,501)
Gross Profit		-	-	1,406,282	606,951

Operating Revenues (Expenses)
Selling Expenses	30	-	-	(307,799)	(227,124)
Administrative Expenses	30	(18,886)	(16,105)	(397,744)	(365,448)
Other Revenues and Expenses, Net	30	1,330	64,265	95,756	62,762
Total Operating Expenses		(17,556)	48,160	(609,787)	(529,810)

Equity Pick Up Method	24	491,968	2,105,300	-	-

Income before financial income (expenses), monetary and exchange rate variation and income taxes		474,412	2,153,460	796,495	77,141

Financial Income (Expenses)
Financial Income	31	285,733	43,801	279,717	18,256
Financial Expenses	31	(273,601)	(214,631)	(954,252)	(756,608)
Derivative Financial Instruments	31	11,272	(2,966)	(1,591)	(5,666)
Financial Expenses, Net		23,404	(173,796)	(676,126)	(744,018)

Income (Loss) before monetary and exchange rate variation		497,816	1,979,664	120,369	(666,877)

Monetary and Foreign Exchange Rate Variations, Net	31	122,476	633,049	516,814	3,404,882

Income before Income tax and social contribution		620,292	2,612,713	637,183	2,738,005

Income Tax and Social Contribution
Current		-	-	(8,180)	(124,976)
Deferred		(767)	(5,128)	(9,478)	(5,444)
Total Income Tax and Social Contribution	13	(767)	(5,128)	(17,658)	(130,420)

Net Income for the Period		619,525	2,607,585	619,525	2,607,585

Basic Income per share	26
Per Common Share		0.042	0.188	0.042	0.188
Per Preferred Share		1.484	6.607	1.484	6.607

Diluted Income per share	26
Per Common Share		0.042	0.188	0.042	0.188
Per Preferred Share		1.481	6.569	1.481	6.569

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

14

Comprehensive Income Statements Three-month periods ended on March 31, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company and Consolidated
	March 31, 2023	March 31, 2022

Net Income for the Period	619,525	2,607,585

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	82,812	314,169
Cumulative Adjustment of Conversion into Subsidiaries	(7,139)	(777)
	75,673	313,392

Total Comprehensive Income for the Period	695,198	2,920,977

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Statements of Changes in Shareholders’ Equity Three-month periods ended on March 31, 2023 and 2022 (In thousands of Brazilian Reais - R$)

				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects from Changes in the Equity Interest	Accumulated Losses	Total
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	314,169	-	(777)	-	-	313,392
Net Income for the Period	-	-	-	-	-	-	-	-	-	-	2,607,585	2,607,585
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	314,169	-	(777)	-	2,607,585	2,920,977
Stock Option	-	-	-	-	-	5,235	-	-	-	-	-	5,235
Transfer of Treasury Shares	-	-	966	(502)	-	(464)	-	-	-	-	-	-
Capital Increase due to Stock Options Exercised	352	(3)	-	-	-	-	-	-	-	-	-	349
Balances on March 31, 2022	4,039,464	-	(40,548)	10,518	83,229	119,233	(604,632)	14,855	255	(150,168)	(21,599,323)	(18,127,117)

Balances on December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	82,812	-	(7,139)	-	-	75,673
Net Income for the Period	-	-	-	-	-	-	-	-	-	-	619,525	619,525
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	82,812	-	(7,139)	-	619,525	695,198
Stock Option	-	-	-	-	-	3,225	-	-	-	-	-	3,225
Fair Value Result in Transaction with Controlling Shareholder (Note 16.1.4)	-	-	-	(380,351)	-	-	-	-	-	-	-	(380,351)
Transfer of Treasury Shares	-	-	4,275	(3,508)	-	(767)	-	-	-	-	-	-
Balances on March 31, 2023	4,040,397	-	(34,635)	571,885	83,229	142,053	(530,541)	(2,659)	(11,448)	(150,168)	(25,148,856)	(21,040,743)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Cash Flow Statements Three-month periods ended on March 31, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

Net Income for the Period	619,525	2,607,585	619,525	2,607,585
Adjustments to Reconcile the Net Income to Cash Generated from Operating Activities
Depreciation – Aircraft Right of Use	-	-	225,703	251,885
Depreciation and Amortization – Others	-	-	171,045	145,664
Allowance for Expected Loss on Trade Receivables	-	-	1,494	(994)
Provision for Inventory Obsolescence	-	-	73	280
Provision for Impairment of Deposits	-	-	-	6,284
Provision for Losses on Advance to Suppliers and Third Parties	-	-	(3,488)	(144)
Adjustment to Present Value of Provision	-	-	49,869	85,828
Deferred Taxes	767	5,128	9,478	5,444
Equity Pick Up	(491,968)	(2,105,300)	-	-
Write-offs of Property, Plant and Equipment and Intangible Assets	-	-	12,751	1,345
Sale-Leaseback	-	-	-	(55,491)
Leases Contractual Amendment	-	-	(68,084)	-
Reversal of Provisions	-	-	162,678	172,502
Exchange Rate and Cash Changes, Net	(136,546)	(616,679)	(409,571)	(3,327,120)
Interest on Loans and Leases and Amortization of Costs and Premiums	268,611	172,696	681,933	525,121
Discount on Bond Repurchase	(230,275)	-	(230,275)	-
Derivative Financial Instruments Recognized in Income (Loss)	(11,272)	2,966	(46,496)	34,457
Share-Based Compensation	-	-	3,225	5,235
Other Provisions	-	-	(9,243)	4,047
Adjusted Net Income (Expenses)	18,842	66,396	1,170,617	461,928

Changes in Operating Assets and Liabilities:
Financial Investments	(49)	709	(131,928)	(23,696)
Trade Receivables	-	-	(151,946)	(113,501)
Inventories	-	-	30,047	(23,784)
Deposits	264	(637)	(15,833)	(52,098)
Advance to Suppliers and Third Parties	2,150	(1,168)	(48,077)	(22,740)
Taxes to Recover	(295)	(930)	54,744	(17,689)
Variable Leases	-	-	5,644	(5,106)
Suppliers	(72,944)	(40,670)	(108,726)	101,236
Suppliers – Forfaiting	-	-	171	(12,947)
Salaries, Wages and Benefits	(46)	(11)	147,538	95,576
Taxes to Collect	(253)	(288)	(71,212)	235,975
Landing Fees	-	-	115,292	96,548
Advance from Ticket Sales	-	-	(373,946)	82,359
Mileage Program	-	-	54	65,681
Advances from Customers	-	-	139,343	(149,755)
Provisions	-	-	(102,905)	(61,954)
Derivatives	-	-	3,935	(5,369)
Other Credits (Liabilities), Net	(13,541)	(145,965)	(41,792)	(34,737)
Interest Paid	(223,864)	(182,609)	(309,718)	(192,068)
Income Tax and Social Contribution Paid	-	-	-	(376)
Net Cash Flows (Used in) from Operating Activities	(289,736)	(305,173)	311,302	423,483

17

Cash Flow Statements Three-month periods ended on March 31, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

Loans to Related Parties	(285,472)	137,235	-	-
Prepayment for Future Capital Increase in a Subsidiary	-	(193,350)	-	-
Advances for Property, Plant & Equipment Acquisition, Net	-	-	(5,010)	(39,517)
Acquisition of Property, Plant & Equipment	-	-	(150,007)	(175,546)
Sale-leaseback Transactions Received	-	-	-	69,819
Acquisition of Intangible Assets	-	89,401	(22,311)	(49,032)
Net Cash Flows (Used in) from Investment Activities	(285,472)	33,286	(177,328)	(194,276)

Funding of Borrowings	736,745	-	736,745	-
Loans Payments	-	-	(101,748)	(34,067)
Lease Payments – Aircraft	-	-	(628,516)	(525,130)
Lease Payments – Others	-	-	(10,453)	(2,890)
Loans from Related Parties	-	75,276	-	-
Capital Increase	-	349	-	349
Net Cash Flows (Used in) from Financing Activities	736,745	75,625	(3,972)	(561,738)

Foreign Exchange Variation on Cash Held in Foreign Currencies	(11)	(4,432)	(12,582)	(18,491)

Net Cash Increase (Decrease) in Cash and Cash Equivalents	161,526	(200,694)	117,420	(351,022)

Cash and Cash Equivalents at the Beginning of the Fiscal Year	179	210,941	169,035	486,258
Cash and Cash Equivalents at the End of the Period	161,705	10,247	286,455	135,236

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

18

Statement of Value Added Three-month periods ended on March 31, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Revenues
Passenger, Cargo, and Other Transportation	-	-	4,954,289	3,347,877
Other Operating Revenues	1,493	50,110	98,288	98,858
Allowance for Expected Loss on Trade Receivables	-	-	(1,494)	(1,233)
	1,493	50,110	5,051,083	3,445,502
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(1,772,254)	(1,251,140)
Materials, Energy, Third-Party Services, and Others	(17,710)	(811)	(1,197,537)	(863,361)
Aircraft Insurance	-	-	(10,239)	(9,447)
Sales and Marketing	-	-	(225,934)	(165,719)
Gross Added Value	(16,217)	49,299	1,845,119	1,155,835

Depreciation - Aircraft Right of Use	-	-	(225,703)	(251,885)
Depreciation and Amortization - Others	-	-	(171,045)	(145,664)
Net Added Value Produced by the Company	(16,217)	49,299	1,448,371	758,286

Added Value Received on Transfers
Equity Pick Up Method	491,968	2,105,300	-	-
Derivative Financial Instruments	11,272	(2,966)	(1,591)	(5,666)
Financial Revenue	302,226	48,053	298,285	26,390
Total Value Added (Distributed) to Distribute	789,249	2,199,686	1,745,065	779,010

Distribution of Value Added:
Direct Compensation	1,144	946	396,630	394,465
Benefits	-	-	52,561	64,496
FGTS	-	-	34,755	33,578
Personnel	1,144	946	483,946	492,539

Federal	1,448	5,761	151,115	300,664
State	-	-	8,039	5,383
Municipal	-	-	624	348
Taxes, Fees, and Contributions	1,448	5,761	159,778	306,395

Interest and Exchange Rate Change - Aircraft Leases	-	-	102,966	(1,472,360)
Interest and Exchange Rate Change - Others	167,124	(414,645)	295,447	(1,207,716)
Rents	-	-	36,287	20,482
Others	8	39	47,116	32,085
Third-Party Capital Compensation	167,132	(414,606)	481,816	(2,627,509)

Net Income for the Period	619,525	2,607,585	619,525	2,607,585
Shareholders’ Equity Compensation	619,525	2,607,585	619,525	2,607,585

Total Value Added Distributed (to Distribute)	789,249	2,199,686	1,745,065	779,010

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

19

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on March 31, 2023, is shown below:

20

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on March 31, 2023, is presented below:

Entity	Incorporation Date	Location	Principal Activity	Type of Control	% of Interest in the share capital
					Mar 31, 23	Dec 31, 22
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade has as purpose the development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; the provision of tourism services in general, among others.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

1.2.	Capital Structure and Net Current Capital

On March 31, 2023, the Company’s negative individual and consolidated net working capital reached R$550,422 and R$10,557,995, respectively (R$544,653 and R$10,867,704 negative on December 31, 2022) and negative shareholders’ equity of R$21,040,743 (negative by R$21,358,815 on December 31, 2022).

The observed variation is mainly due to the following factors:

•	the Company's operating result for the period, with a 11.0% increase in the supply measured by ASK and a 2.3 percentage point increase in the occupancy rate compared to the same period of the previous year;
•	the Company's profit for the period, impacted by the appreciation of the Brazilian real against the US dollar; and
•	an increase in the Company's total liquidity and gain obtained as a result of a refinancing transaction with the controlling shareholder, described in explanatory note 1.4.
21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.0% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 51.9% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure.

Our Parent Company and Consolidated Quarterly Information have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved by GOL's Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on March 31, 2023, the Parent Company and Consolidated Quarterly Information do not include any adjustments that may result from the inability to continue operating.

1.3.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the period ended on March 31, 2023, the Company received 1 cargo aircraft, totaling 3 cargo aircraft in operation on this date.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

1.4.	Agreement between the Controlling Shareholder and Main Investors of Avianca

In May, 2022, the Company announced that its controlling shareholder, MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), had entered into a Master Contribution Agreement with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”).

Under the terms of the Master Contribution Agreement, MOBI FIA was required to contribute its shares in GOL, and the main investors of Avianca Holding were required to contribute their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.5.	Acquisition of MAP Transportes Aéreos

In June, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

In December, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled, therefore, on March 31, 2023, there are no impacts on the Company's Quarterly Information.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments, with the assumption of up to R$100 million in MAP's financial commitments. On March 31, 2023, these conditions have not yet been finalized.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company Quarterly Information were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified when applicable.

The Parent Company and Consolidated Quarterly Information (ITR) preparation requires the Management to make judgments, use estimates, and adopt assumptions affecting the amounts presented of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2022, as well as the update of relevant information included in the annual financial statements disclosed on March 21, 2023.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the period ended March 31, 2023, has been prepared considering that the Company will continue as a going concern, realizing assets, and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of the Parent Company and Consolidated Quarterly Information

The Board of Directors authorized this Parent Company and Consolidated Quarterly Information (ITR) at a Meeting held on April 25, 2023.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2022, released on March 21, 2023.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following amendments to accounting standards became effective for periods beginning after January 1, 2023:

•      Definition of accounting estimates (Amendments to IAS 8);

•      Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2);

•      Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction (Amendments to IAS 12);

These changes did not impact the Company's quarterly information. Additionally, in the period ended March 31, 2023, no new standards or pronouncements were published which are expected to impact the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the transactions' date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Rate Variation, Net” in the income statement for the period.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
U.S. Dollar	5.0804	5.2177	5.2179	4.9769
Argentinian Peso	0.0243	0.0295	0.0257	0.0455

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Cash and Bank Deposits	161,422	47	261,404	121,660
Cash Equivalents	283	132	25,051	47,375
Total	161,705	179	286,455	169,035

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Domestic Currency
Private Bonds	-	-	16	10
Automatic Investments	283	132	25,010	47,334
Total Domestic Currency	283	132	25,026	47,344

Foreign Currency
Private Bonds	-	-	25	31
Total Foreign Currency	-	-	25	31

Total	283	132	25,051	47,375

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Domestic Currency
Government Bonds	100.7% do CDI	-	-	3,996	3,880
Private Bonds	98.1% do CDI	765	753	241,555	253,386
Investment Funds	78.1% do CDI	4,099	4,062	10,585	10,576
Total Domestic Currency		4,864	4,815	256,136	267,842

Foreign Currency
Investment Funds	20%	-	-	263,089	155,576
Total Foreign Currency		-	-	263,089	155,576

Total		4,864	4,815	519,225	423,418

Current		4,863	4,814	500,875	404,113
Non-current		1	1	18,350	19,305

Of the total amount recorded in the parent company and in the consolidated on March 31, 2023, R$4,735 and R$244,978 (R$4,701 and R$266,553 on December 31, 2022), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade Receivables

	Consolidated
	March 31, 2023	December 31, 2022
Domestic Currency
Credit Card Administrators	267,954	287,754
Travel Agencies	398,991	317,487
Cargo Agencies	51,058	45,986
Partner Airlines	10,753	12,465
Others	52,267	31,477
Total Domestic Currency	781,023	695,169

Foreign Currency
Credit Card Administrators	110,222	80,812
Travel Agencies	116,020	83,517
Cargo Agencies	1,275	968
Partner Airlines	25,500	33,075
Others	26,655	16,741
Total Foreign Currency	279,672	215,113

Total Receivables	1,060,695	910,282

Estimated Losses from Doubtful Accounts	(24,042)	(22,548)

Total	1,036,653	887,734

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for estimated losses from doubtful accounts, is as follows:

	Consolidated
	March 31, 2023	December 31, 2022
To be Due
Until 30 days	719,582	722,923
From 31 to 60 days	103,804	48,923
From 61 to 90 days	25,205	16,681
From 91 to 180 days	52,984	381
From 181 to 360 days	23,894	23,590
Over 360 days	524	7
Total to be Due	925,993	812,505

Overdue
Until 30 days	58,901	46,856
From 31 to 60 days	9,434	9,321
From 61 to 90 days	16,766	3,383
From 91 to 180 days	11,475	9,845
From 181 to 360 days	14,036	2,598
Over 360 days	48	3,226
Total Overdue	110,660	75,229

Total	1,036,653	887,734

The changes in the expected loss on trade receivables are as follows:

Consolidated
March 31, 2023
Balance at the Beginning of the Fiscal Year	(22,548)
(Additions) reversals	(1,494)
Balance at the End of the Period	(24,042)

9.	Inventories

	Consolidated
	March 31, 2023	December 31, 2022
Consumables	30,425	26,494
Parts and Maintenance Materials	339,330	365,659
Advances to Suppliers	38,990	46,712
Total	408,745	438,865

The changes in the provision for obsolescence are as follows:

Consolidated
March 31, 2023
Balances at the Beginning of the Fiscal Year	(9,611)
Additions	(73)
Write-Offs	196
Balances at the End of the Period	(9,488)

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
10.	Deposits

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Maintenance Deposits	-	-	1,067,025	1,134,389
Court Deposits	44,778	45,042	615,674	591,177
Deposit in Guarantee for Lease Agreements	-	-	916,597	934,204
Total	44,778	45,042	2,599,296	2,659,770

Current	-	-	319,303	380,267
Non-current	44,778	45,042	2,279,993	2,279,503

10.1.	Maintenance deposits

The Company makes deposits in US dollars for aircraft and engine overhauling, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to perform maintenance internally or through its suppliers. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On March 31, 2023, no letters of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on March 31, 2023, was R$199,735 (R$231,222 on December 31, 2022).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On March 31, 2023, the balance of these reserves was R$867,290 (R$903,167 on December 31, 2022).

10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until resolving the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, their exclusion and respective release of the retained funds are demanded whenever blocks occur.

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.3.	Deposits in guarantee for lease agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Advance to Domestic Suppliers	-	-	281,787	227,036
Advances to Foreign Suppliers	-	1,208	62,861	65,141
Advance for Materials and Repairs	34,846	35,788	59,273	60,179
Total	34,846	36,996	403,921	352,356

Current	34,846	36,996	323,718	302,658
Non-current	-	-	80,203	49,698

12.	Taxes to Recover

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Income Tax and Social Contribution to Recover	17,195	16,900	51,245	36,249
PIS and COFINS to Recover	-	-	121,786	187,322
Value Added Tax (VAT), Abroad	-	-	8,037	6,037
Others	-	-	12,470	18,674
Total	17,195	16,900	193,538	248,282

Current	4,096	3,975	156,494	195,175
Non-current	13,099	12,925	37,044	53,107

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2022	Result	March 31, 2023	December 31, 2022	Result	Shareholders’ Equity (*)	March 31, 2023
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	54,919	-	54,919	54,919	-	-	54,919
Negative Basis of Social Contribution	19,770	-	19,770	19,770	-	-	19,770
Temporary Differences:
Provision for Losses on Other Credits	2,174	(341)	1,833	2,174	(341)	-	1,833
Provision for Legal Proceedings and Tax Liabilities	44	(426)	(382)	45	(426)	-	(381)
Others	-	-	-	343	(20)	(60)	263
Total Deferred Tax Assets	76,907	(767)	76,140	77,251	(787)	(60)	76,404
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(227,878)	(3,775)	-	(231,653)
Breakage Provision	-	-	-	(300,029)	(24,745)	-	(324,774)
Goodwill Amortization for Tax Purposes	-	-	-	(190,211)	(11,728)	-	(201,939)
Derivative Transactions	-	-	-	22,185	5,635	-	27,820
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	-	-	-	200,790	(626)	-	200,164
Provision for Aircraft and Engine Return	-	-	-	306,149	25,326	-	331,475
Provision for Legal Proceedings and Tax Liabilities	-	-	-	274,883	1,903	-	276,786
Aircraft Leases and Others	-	-	-	187,255	1,831	-	189,086
Others	-		-	43,728	(2,512)	-	41,216
Total Deferred Tax Liabilities	-	-	-	(36,354)	(8,691)	-	(45,045)
Total Effect of Deferred Taxes in the Income (Expenses)		(767)			(9,478)

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on March 31, 2023, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	7,571
2024	13,104
2025	10,326
2026	8,690
2027	9,799
2027 onwards	25,199
Total	74,689

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	GLA
	March 31, 2023	December 31, 2022
Accumulated Income Tax Losses and Negative Bases of Social Contribution	15,205,793	14,989,912
Potential Tax Credit	5,169,970	5,096,570

13.2.	Reconciliation of income tax and social contribution expense

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the three-month periods ended March 31, 2023, and 2022 is shown below:

	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

Income (Loss) before income tax and social contribution	620,292	2,612,713	637,183	2,738,005
Combined tax rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	(210,899)	(888,322)	(216,642)	(930,922)

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	167,270	715,802	-	-
Tax Rate Difference of the Income (Expenses) of Subsidiaries	6,181	(44,785)	108,181	5,704
Nondeductible Expenses, Net	(2,442)	(2,811)	(21,723)	(15,710)
Exchange Rate Change on Foreign Investments	42,129	221,887	10,326	191,664
Tax Benefit	-	-	42,074	-
Benefit (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	(3,006)	(6,899)	60,126	618,844
Total Income Tax and Social Contribution	(767)	(5,128)	(17,658)	(130,420)

Income Tax and Social Contribution
Current	-	-	(8,180)	(124,976)
Deferred	(767)	(5,128)	(9,478)	(5,444)
Total	(767)	(5,128)	(17,658)	(130,420)

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.	Property, Plant & Equipment

14.1.	Parent Company

On March 31, 2023 and December 31, 2022, the balance of property, plant and equipment was R$416,348 in subsidiary GAC, mainly due to advances in aircraft acquisition.

14.2.	Consolidated
		December 31, 2022							March 31, 2023
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with Purchase Option	10.66%	1,406,085	(69,869)	1,336,216	-	-	(30,161)	-	1,306,055	1,406,085	(100,030)
Aircraft - ROU(1) with no Purchase Option	19.52%	8,148,917	(2,827,551)	5,321,366	30,481	(45,503)	(189,853)	(2,847)	5,113,644	8,053,054	(2,939,410)
Spare Parts and Engines - Own (3) (4)	7.20%	2,188,299	(1,061,674)	1,126,625	70,103	-	(36,831)	(3,090)	1,156,807	2,251,619	(1,094,812)
Spare Parts and Engines - ROU(1)	36.78%	146,188	(91,077)	55,111	-	-	(5,689)	-	49,422	146,188	(96,766)
Aircraft and Engine Overhauling	51.70%	3,447,804	(2,453,250)	994,554	97,877	-	(103,257)	(11,484)	977,690	3,400,627	(2,422,937)
Tools	10.00%	63,183	(36,326)	26,857	950	-	(1,089)	(54)	26,664	63,914	(37,250)
		15,400,476	(6,539,747)	8,860,729	199,411	(45,503)	(366,880)	(17,475)	8,630,282	15,321,487	(6,691,205)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,996	(10,349)	1,647	660	-	(177)	3	2,133	12,210	(10,077)
Machinery and Equipment	10.00%	62,926	(51,514)	11,412	169	-	(469)	-	11,112	63,068	(51,956)
Furniture and Fixtures	10.00%	33,870	(23,549)	10,321	189	-	(514)	(26)	9,970	34,013	(24,043)
Computers, Peripherals and Equipment	19.69%	52,220	(42,317)	9,903	102	-	(1,142)	(9)	8,854	51,240	(42,386)
Computers, Peripherals and Equipment – ROU(1)	49.81%	33,518	(25,579)	7,939	-	-	(1,410)	-	6,529	33,518	(26,989)
Third-Party Property Improvements	20.55%	185,621	(176,432)	9,189	-	-	(1,761)	(80)	7,348	185,509	(178,161)
Third-Party Properties - ROU(1)	13.21%	254,130	(43,603)	210,527	-	20	(4,286)	-	206,261	254,150	(47,889)
Construction in Progress	-	14,456	-	14,456	132	-	-	-	14,588	14,588	-
		648,737	(373,343)	275,394	1,252	20	(9,759)	(112)	266,795	648,296	(381,501)

Impairment Losses (2)	-	(20,488)	-	(20,488)	2,167	-	-	-	(18,321)	(18,321)	-
Total Property, Plant & Equipment in Use		16,028,725	(6,913,090)	9,115,635	202,830	(45,483)	(376,639)	(17,587)	8,878,756	15,951,462	(7,072,706)

Advance to Suppliers	-	473,061	-	473,061	5,010	-	-	(16,247)	461,824	461,824	-
Total		16,501,786	(6,913,090)	9,588,696	207,840	(45,483)	(376,639)	(33,834)	9,340,580	16,413,286	(7,072,706)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On March 31, 2023 and December 31,2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and Senior Secured Notes 2028, as per Note 16.
(4)	On March 31, 2023, 19 Company's engines (17 engines on December 31, 2022) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.
32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2022						March 31, 2023
		Historical cost	Accumulated amortization	Net opening balance	Additions	Write-off	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	27.15%	554,939	(273,152)	281,787	22,311	(43)	(20,109)	283,946	540,375	(256,429)
Others	20.00%	10,000	(10,000)	-	-	-	-	-	10,000	(10,000)
Total		2,146,141	(283,152)	1,862,989	22,311	(43)	(20,109)	1,865,148	2,131,577	(266,429)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022 and 2021, through the discounted cash flow for each cash-generating unit, giving rise to the value in use. On March 31, 2023, no indications of impairment on the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

					Parent Company
			December 31, 2022									March 31, 2023
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) on ESN	Payments	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Foreign Currency Contracts
ESN 2024 (a)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,531)	(1,522,548)	37,721	(49,896)	(20,341)	14	287,848	2,698	285,150
Senior Notes 2025 (b)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,583,328)	50,428	(125,913)	(53,270)	1,936	1,761,125	20,412	1,740,713
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	53,481	(28,618)	(38,792)	6,784	1,257,695	24,426	1,233,269
Senior Secured Amortizing Notes (e)	06/2026	4.76%	121,111	882,168	1,003,279	33,673	-	-	11,215	-	(27,106)	1,507	1,022,568	230,579	791,989
Senior Secured Notes 2028 (f)	03/2028	18.00%	-	-	-	5,950,528	-	-	86,925	-	(145,044)	-	5,892,409	69,885	5,822,524
Perpetual Notes (d)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	18,600	(19,437)	(18,778)	-	720,367	16,153	704,214
Total			274,733	10,149,073	10,423,806	5,984,201	(14,531)	(5,192,880)	258,370	(223,864)	(303,331)	10,241	10,942,012	364,153	10,577,859

(1)	Exchangeable Senior Notes 2024 see Note 33.2.

(a)   The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 33.

(b)   The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company, with maturity in 2025.

(c)   The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026, with maturity in 2026.

(d)   The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

(e) Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December, 2022 in the total amount of US$ 196 million, with maturity in 2026, in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.

(f)   Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance, in March, 2023 in the total amount of US$1,070 million, with maturity in 2028, see note 16.1.4.

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

				Consolidated
			December 31, 2022										March 31, 2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic Currency Contracts
Debentures (a)	10/2024	18.76%	640,046	431,973	1,072,019	-	-	(73,817)	45,115	(44,498)	-	2,880	1,001,699	710,747	290,952
Working Capital – Lines of credit (b)	10/2025	18.84%	76,710	39,071	115,781	-	-	(16,781)	4,769	(4,670)	-	-	99,099	81,810	17,289

Foreign Currency Contracts
Import Financing (c)	04/2023	12.91%	77,193	-	77,193	-	-	-	2,309	(2,939)	(2,030)	-	74,533	74,533	-
ESN 2024 (1) (d)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,531)	(1,522,548)	37,721	(49,896)	(20,341)	14	287,848	2,698	285,150
Spare Engine Facility (e)	09/2024	6.00%	30,265	93,963	124,228	-	-	(5,765)	2,471	(1,823)	(3,188)	70	115,993	24,438	91,555
Senior Notes 2025 (f)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,583,328)	50,428	(125,913)	(53,270)	1,936	1,761,125	20,412	1,740,713
Senior secured notes 2026 (g)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	53,481	(28,618)	(38,792)	6,784	1,257,695	24,426	1,233,269
Senior Secured Amortizing Notes 2026 (h)	06/2026	4.76%	121,111	882,168	1,003,279	33,673	-	-	11,215	-	(27,106)	1,507	1,022,568	230,579	791,989
Loan Facility (i)	03/2028	7.11%	27,682	144,182	171,864	-	-	(5,385)	2,242	(2,528)	(4,864)	64	161,393	26,253	135,140
Senior Notes 2028 (k)	03/2028	18.00%	-	-	-	5,950,528	-	-	86,925	-	(145,044)	-	5,892,409	69,885	5,822,524
Perpetual Bonds (j)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	18,600	(19,437)	(18,778)	-	720,367	16,153	704,214
Total			1,126,629	10,858,262	11,984,891	5,984,201	(14,531)	(5,294,628)	315,276	(280,322)	(313,413)	13,255	12,394,729	1,281,934	11,112,795

(1)        Exchangeable Senior Notes 2024, see note 33.2.

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 6m + 7.50% p.a.
(d)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(e)	Loan backed by the Company's own engines, with maturity in 2024. The interest rates negotiated are Libor 3m + 2.25% p.a.
(f)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(g)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(h)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December, 2022 in the total amount of US$ 196 million, with maturity in 2026, in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(i)	Loans with a guarantee of 5 engines in total, carried out between 2017 and 2020. The contracted rates vary between Libor 1m + 2.35% p.a. up to Libor 1m + 4.40% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.
(k)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance, in March, 2023 in the total amount of US$1,070 million, with maturity in 2028, see note 16.1.4.

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on March 31, 2023, includes funding costs and premiums totaling R$70,263 and R$89,985, respectively (R$155,969 and R$178,706 on December 31, 2022) that will be amortized over the term of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$1,162 on March 31, 2023 (R$17,753 on December 31, 2022).

16.1.	New funding and renegotiations during the period ended on March 31, 2023

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1 Debentures

During the three-month period ended on March 31, 2023, General Meetings of Bondholders were held, which deliberated:

•	The postponement of the payment of the extraordinary mandatory amortization installment due on February 27, 2023 to April 27, 2023;
•	The postponement of the payment of current amortization installments due on January 15, 2023 and January 27, 2023 to April 27, 2023; and
•	The postponement of the mandatory collateral composition due on February 27, 2023 to April 27, 2023.

16.1.2.	Import Financing

During the three-month period ended March 31, 2023, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.3.	Senior Secured Amortizing Notes

On January 27, 2023, the Company issued additional Senior Secured Amortizing Notes to those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums e goodwill		Exchange rate	Maturity
Date	(US$ mil)	(R$ mil)	(US$ mil)	(R$ mil)	Change p.a.	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
Total	6,993	35,499	365	1,826

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.1.4.	Senior Secured Notes 2028

Under the terms of the controlling shareholder transaction disclosed in note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes due in 2028. Part of the funds from the commitment assumed for financing came from the members of an Ad-Hoc Group of holders of Senior Notes of GOL (“Ad-Hoc Group”) and another part of the investment came from holders of Senior Notes outside the Group Ad-Hoc (“Non-AHC Group”), who have adhered to the terms of the Support Agreement.

To this end, Abra has agreed to issue the Senior Secured Notes (“SSNs”) due 2028, which will be convertible into Exchangeable Senior Secured Notes (“ESSNs”) due 2028, and the Ad-Hoc Group has agreed to exchange certain Company's existing Senior Notes (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026 and the Perpetual Notes) for the new SSNs.

In this financing commitment, Abra has agreed to (i) invest cash in the Company; (ii) contribute GOL Bonds acquired from the Ad-Hoc Group and other holders to GOL; and (iii) in return, receive new Bonds through the issuance of SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as guarantor and paying agent, GOL Finance as issuer and guarantee of Smiles Fidelidade S.A.. On the same date, GOL issued SSN 2028 to Abra, with interest of 18.0% p.a., payable semi-annually, of which the Company may choose to capitalize up to 13.5% p.a., and a discount of 15 points. The SSN 2028 are guaranteed by the intellectual property, systems infrastructure, data and manuals of the Smiles loyalty program, in addition to the parts guarantee shared with the Senior Secured Notes 2026.

During the period ended March 31, 2023 the Company issued to Abra R$5,570,177, equivalent to US$1,070,103, in the form of Senior Secured Notes 2028, whose fair value upon initial recognition totaled R$5,950,528 (US$1,143,173). Given that the transaction was carried out with the Company's controlling shareholder, the difference between the nominal value of the debt and the fair value was recognized directly in shareholders' equity.

Part of the issue carried out in March 2023 was used to repurchase 84.0% of the 2024 ESN, 47.0% of the 2025 Senior Notes, 61.4% of the 2026 Senior Secured Notes and 9.9% of the Perpetual Bonds, totalizing the carrying amount of R$5,192,880. Considering the change of creditor, such amortizations were considered as partial extinguishment, under the perspective of CPC 48, equivalent to IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the part unrecognized by the partial extinguishment of the securities repurchased and the face value of the new liability assumed, were recognized directly in the result, see explanatory note 31. In addition to the amounts mentioned above, part of the issuance did not pass through the Company's cash, being directly transferred by Abra for payment of the Company's obligation with to supplier, see explanatory note 34.

SSN 2028 may, at Abra's request, be converted into Exchangeable Senior Secured Notes 2028 (ESSN 2028), provided that the Company has obtained the respective corporate approvals and issuance of warrants that may be exchanged for preferred shares issued by the Company, which should ensure preemptive rights for GOL's shareholders.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.	Loans and Financing – Non-Current

On March 31, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without Maturity Date	Total
Parent Company
Foreign currency contracts
ESN 2024	285,150	-	-	-	-	-	285,150
Senior Notes 2025	-	1,740,713	-	-	-	-	1,740,713
Senior Secured Notes 2026	-	-	1,233,269	-	-	-	1,233,269
Senior Secured Amortizing Notes	388,327	269,652	134,010	-	-	-	791,989
Senior Secured Notes 2028	-	-	-	-	5,822,524	-	5,822,524
Perpetual Bonds	-	-	-	-	-	704,214	704,214
Total	673,477	2,010,365	1,367,279	-	5,822,524	704,214	10,577,859

Consolidated
Domestic currency contracts
Debentures	290,952	-	-	-	-	-	290,952
Working capital	15,206	2,083	-	-	-	-	17,289
Foreign currency contracts
ESN 2024	285,150	-	-	-	-	-	285,150
Spare Engine Facility	91,555	-	-	-	-	-	91,555
Senior Notes 2025	-	1,740,713	-	-	-	-	1,740,713
Senior Secured Notes 2026	-	-	1,233,269	-	-	-	1,233,269
Senior Secured Amortizing Notes	388,327	269,652	134,010	-	-	-	791,989
Loan Facility	17,034	23,728	64,705	4,636	25,037	-	135,140
Senior Secured Notes 2028	-	-	-	-	5,822,524	-	5,822,524
Perpetual Bonds	-	-	-	-	-	704,214	704,214
Total	1,088,224	2,036,176	1,431,984	4,636	5,847,561	704,214	11,112,795

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.3.	Fair Value

The fair value of debt on March 31, 2023, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	1,001,699	1,001,697
ESN 2024	287,848	202,645	287,848	202,645
Senior Notes 2025	1,761,125	930,468	1,761,125	930,468
Senior Secured Notes 2026	1,257,695	689,260	1,257,695	689,260
Senior Secured AMortizing Notes	1,022,568	1,069,149	1,022,568	1,069,149
Senior Secured Notes 2028	5,892,409	5,655,251	5,892,409	5,655,251
Perpetual Notes	720,367	327,298	720,367	327,298
Other Existing Loans	-	-	451,018	451,020
Total	10,942,012	8,874,071	12,394,729	10,326,788

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures, Senior secured notes 2026 and Senior Secured Amortizing Notes.

The mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of June 2023.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2023, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in June 2023.

In the operation of Senior Secured Amortizing Notes, the Company complies with guarantee conditions related to receivables on a quarterly basis. On March 31, 2023, the Company had GLA’s receivables as collateral for this contract that met the contractual conditions.

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases

On March 31, 2023, the balance of leases payable includes: (i) R$16,952 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$15,670 on December 31, 2022), which fall under the exemption provided for in IFRS 16; and (ii) R$10,486,628 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted average rate (p.a.)	December 31, 2022											March 31, 2023
		Current	Non-current	Total	Additions	Write-offs	Contractual Amendment	Payments	Clearing with Deposits and Other(1)	Interest Incurred	Interest Paid	Exchange Rate Change	Total	Current	Non-current
Domestic Currency Contracts
With Purchase Option	17.53%	5,036	3,313	8,349	-	-	-	(1,193)	-	315	(265)	-	7,206	5,222	1984
Without Purchase Option	10.52%	37,219	221,342	258,561	-	-	21	(9,260)	-	5,795	-	-	255,117	36,627	218,490
Foreign Currency Contracts
With Purchase Option	7.24%	133,884	1,257,198	1,391,082	-	-	-	(37,433)	-	19,671	(29,131)	(34,476)	1,309,713	117,085	1,192,628
Without Purchase Option	12.06%	1,756,449	7,776,848	9,533,297	30,481	(4,879)	(113,588)	(591,083)	(51,297)	327,621	-	(215,960)	8,914,592	1,684,748	7,229,844
Total	1,932,588		9,258,701	11,191,289	30,481	(4,879)	(113,567)	(638,969)	(51,297)	353,402	(29,396)	(250,436)	10,486,628	1,843,682	8,642,946

(1) Includes the amount of R$35,499 settled through the issuance of the Senior Secured Amortizing Notes described in Note 16.1.3.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the three-month period ended March 31, 2023, the Company directly recognized in the cost from services, totaling R$8,670 (R$279 on March 31, 2022) related to short-term leases and variable payments.

In the context of dedicated cargo aircraft operations, the Company earned in the period ended March 31, 2023 subleasing revenue in the amount of R$5,635.

The future payments of lease agreements are detailed as follows:

	March 31, 2023	December 31, 2022
2023	2,318,119	3,059,448
2024	2,277,222	2,325,227
2025	2,008,914	2,055,173
2026	1,753,021	1,798,293
2027	1,584,330	1,624,277
2027 Onwards	5,868,424	5,974,709
Total Minimum Lease Payments	15,810,030	16,837,127
Less Total Interest	(5,306,450)	(5,630,167)
Present Value of Minimum Lease Payments	10,503,580	11,206,960
Less Current Portion	(1,860,634)	(1,948,259)
Non-current Portion	8,642,946	9,258,701

17.1.	Sale-Leaseback Transactions

During the three-month period ended March 31, 2023, the Company did not engage in any sale-leaseback transactions (R$49,156 and R$55,491 in the parent company and in the consolidated, refered to 7 aircraft sale-leaseback transactions during the three-month period ended March 31, 2022), recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Domestic Currency	76,969	16,951	1,874,378	1,858,820
Foreign Currency	25,113	24,569	459,496	461,134
Total	102,082	41,520	2,333,874	2,319,954

Current	102,082	41,520	2,236,957	2,274,503
Non-current	-	-	96,917	45,451

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. The risk-drawn operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On March 31, 2023, the amount recorded under current liabilities from forfaiting operations totaled R$30,112 (R$29,941 on December 31, 2022).

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
20.	Taxes to Collect

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
PIS and COFINS	200	421	146	91,316
Installments (a)	-	-	373,079	341,756
Income Tax on Salaries	20	20	33,042	54,364
Income Tax and Social Contribution to Collect	-	-	30,285	22,125
Others	5	37	16,159	14,362
Total	225	478	452,711	523,923

Current	225	478	167,071	258,811
Non-current	-	-	285,640	265,112
(a)	In the period ended on March 31, 2023, the Company carried out two accessions to the simplified federal tax installment plan of PIS and COFINS, both with a maturity period of 5 years.

21.	Advance Ticket Sales

On March 31, 2023, the balance of advance ticket sales classified in current liabilities was R$3,128,610 (R$3,502,556 on December 31, 2022) and is represented by 9,152,982 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 72 days (56 days on December 31, 2022).

Balances of advance ticket sales are shown net of breakage corresponding to R$242,342 on March 31, 2023 (R$ 232,752 on December 31, 2022).

On March 31, 2023, the Company has reimbursements to pay related to non-performed transports in the amount of R$27,788 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

22.	Mileage Program

	Consolidated
	March 31, 2023	December 31, 2022
Frequent-Flyer Program	2,605,222	2,533,410
Breakage	(735,864)	(664,106)
Total	1,869,358	1,869,304

Current	1,617,679	1,576,849
Noncurrent	251,679	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47 - “Revenue from Agreement with Client”, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
23.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Recognition (Reversal) of Provision	2,326	107,610	56,671	166,607
Provisions Used	-	(54,864)	(48,041)	(102,905)
Present Value Adjustment	3,345	46,524	-	49,869
Exchange Rate Change	-	(68,573)	(3,857)	(72,430)
Balances on March 31, 2023	119,068	2,631,892	819,984	3,570,944

On March 31, 2023
Current	-	694,363	-	694,363
Noncurrent	119,068	1,937,529	819,984	2,876,581
Total	119,068	2,631,892	819,984	3,570,944

On December 31, 2022
Current	-	634,820	-	634,820
Noncurrent	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Post-Employment Benefit

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for Legal Proceedings

On March 31, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Probable Loss		Possible Loss
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Civil	162,545	165,475	67,561	74,212
Labor	421,803	425,711	135,965	137,245
Tax	235,636	224,025	1,277,998	1,247,288
Total	819,984	815,211	1,481,524	1,458,745

Details about the other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2022. In the period ended March 31, 2023, there were no other changes regarding new proceedings or reclassification of the relevant risk of loss.

23.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. During the fiscal year ended on December 31, 2022, an agreement was signed between the parties, in which GOL is to receive US$42 million for final settlement of the arbitration. As of March 31, 2023, the contingent asset has not been recognized due to certain conditions.

24.	Provision for investment losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	31/03/2023	31/12/2022
GOL Linhas Aéreas (GLA)
Total Number of Shares	4,198,483,614	4,198,483,614
Share Capital	6,947,111	6,947,111
Interest %	100%	100%
Shareholders’ Equity (Deficit)	(17,342,278)	(17,910,984)

	31/03/2023	31/03/2022
Net Income (Loss) for the Period	491,968	(2,105,300)

24.2.	Changes in Investments

GLA
Balances on December 31, 2022	(17,910,984)
Equity Income	491,968
Unrealized Income (Expenses) on Hedge	82,812
Foreign Exchange Rate Change on Investment Conversion Abroad	(7,139)
Share-Based Compensation	3,225
Balances on March 31, 2023	(17,340,118)

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
25.	Shareholders’ Equity

25.1.	Share Capital

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On March 31, 2023 and December 31, 2022, the Company's share capital was R$4,040,397 represented by 3,200,516,077 shares, with 2,863,682,500 common shares and 336,833,577 preferred shares (3,200,516,281 shares, comprise by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on March 31, 2023 and December 31, 2022.

	March 31, 2023			December 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Abra MOBI LLP (1) (2) (3)	50.00%	23.62%	28.78%	-	-	-
Abra Kingsland LLP(3)	50.00%	15.31%	22.09%	-	-	-
MOBI FIA (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Path Brazil (2)	-	3.22%	2.59%	-	3.22%	2.59%
Others	-	2.63%	2.12%	-	1.41%	1.14%
Market	-	48.62%	39.11%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes 2024, issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the period ended March 31, 2023 MOBI FIA transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the Company’s common shares to Abra Kingsland LLP and 50% of the Company’s common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights in Abra MOBI LLP and in Abra Kingsland LLP.

The authorized share capital on March 31, 2023 and December 31, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On March 31, 2023, the Company had 1,015,633 treasury shares, totaling R$34,635 (1,140,940 shares totaling R$38,910 on December 31, 2022). On March 31, 2023, the closing market price for treasury shares was R$6.68 (R$7.34 on December 31, 2022).

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	March 31, 2023			March 31, 2022
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Income (Loss) for the Period Attributed to Controlling Shareholders	121,077	498,448	619,525	538,511	2,069,074	2,607,585

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	335,818		2,863,683	313,179
Effect of dilution from stock options	-	765		-	1,806
Adjusted Weighted Average Number of Shares Outstanding and Conversions Presumed as Diluted (in thousands)	2,863,683	336,583		2,863,683	314,985

Basic Income (Loss) per Share	0.042	1.484		0.188	6.607
Diluted Income (Loss) per Share	0.042	1.481		0.188	6.569

27.	Share-Based Compensation

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2022, and did not change during the three-month period ended on March 31, 2023.

The movement of the stock options outstanding for in the three-month period ended on March 31, 2023, is as follows:

27.1.	Stock Option Plan – GOL

	Number of Stock Shares	Average Price Weighted - Period
Outstanding Shares on December 31, 2022	8,072,765	13.00
Options canceled and adjustments in estimated prescribed rights	(484,236)	14,07
Outstanding Options on March 31, 2023	7,588,529	12,92

Number of Options Exercisable on:
December 31, 2022	5,166,147	14,64
March 31, 2023	5,197,702	13,94

The expense recognized in the statement of operations for period corresponding to the stock option plans in the three-month period ended March 31, 2023, was R$2,056 (R$2,552 in the three-month period ended March 31, 2022).

27.2.	Restricted Share Plan – GOL

On March 31, 2023, the company transferred 9,953 treasury shares to settle the restricted stock plan. As of March 31, 2023, the Company has 1,684,458 restricted shares (2,135,887 as of December 31, 2022).

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month period ended March 31, 2023, was R$1,169 (R$2,683 in the three-month period ended March 31, 2022).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
GOL	GLA	Loan	4.10%	733,540	765,933	-	-
GAC	GLA	Loan	-	1,057,981	1,099,740	141,607	145,434
Gol Finance	GLA	Loan	2.47%	5,446,335	5,219,175	-	-
Total				7,237,856	7,084,848	141,607	145,434

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	March 31, 2023	December 31, 2022
Gol Finance	GOL	Subscription Bonus (*)	07/2024	-	602.350	602.350
Gol Finance Inc.	GAC	Loan	02/2025	8.64%	1.131.587	1.179.279
Gol Finance	GAC	Loan	01/2023	3.83%	979.171	999.717
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.92%	589.292	523.746
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1.764	1.812
Smiles Viagens	GLA	Onlendings	-	-	5.439	3.501
Smiles Argentina	GLA	Onlendings			237	5.013
Total			07/2024	-	3.309.840	3.315.418

(*) Through Gol Equity Finance, the subsidiary Gol Finance acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes 2024

28.2.	Transportation Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

In the three-month period ended March 31, 2023, GLA recognized total expenses related to these services of R$615 (R$1,195 in the three-month period ended March 31, 2022). On the same date, the balance payable to related companies, under “Suppliers”, was of R$1,249 (R$737 on December 31, 2022).

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.5.	Commercial partnership agreement - Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a commercial agreement to disclose the financial products offered by Pagol to the Company's customers, suppliers and employees. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the contract, with the possibility of the Company receiving a commission income, to be negotiated between the parties, according to the products offered.

Under the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On March 31, 2023, the subsidiary GLA performed transactions related to these services in the amount of R$26,524 (R$3,735 on December 31, 2022) and R$7,764 of outstanding balances at the end of the period (there were no outstanding balances on December 31, 2022).

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

28.6.	Commercial partnership agreement - Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million reais), which were paid in December, 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities.

During the period ending in March 31, 2023, the subsidiary GLA did not carry out transactions related to these services.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.7.	Compensation of the Key Management Personnel

	Consolidated
	March 31, 2023	March 31, 2022
Salaries, Bonus and Benefits (*)	8,859	9,550
Payroll Charges	1,774	4,071
Share-Based Compensation	5,688	5,713
Total	16,321	19,334

(*) Includes compensation for members of the Management, Audit committee and Fiscal Council.

29.	Revenue

	Consolidated
	March 31, 2023	March 31, 2022
Passenger Transportation (a)	4,537,108	3,115,492
Cargo Transportation	180,445	104,229
Mileage Revenue	210,848	117,596
Other Revenues	25,889	10,559
Gross Revenue	4,954,290	3,347,876

Related Tax (b)	(34,095)	(127,424)
Net Revenue	4,920,195	3,220,452
(a)	Of the total amount, the total of R$79,451 for the three-month period ended on March 31, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$56,314 for the three-month period ended March 31, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended March 31, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1147/2022.

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Revenue by geographical location is as follows:

	March 31, 2023%		March 31, 2022%
Domestic	4,242,438	86.2	2,945,507	91.5
International	677,757	13.8	274,945	8.5
Net revenue	4,920,195	100.0	3,220,452	100.0

30.	Costs of Services and Operational Expenses

	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Cost of Services
Personnel	-	-	(444,267)	(397,149)
Fuels and Lubricants	-	-	(1,766,810)	(1,205,675)
Maintenance, Material and Repairs	-	-	(273,068)	(189,998)
Passenger Costs	-	-	(277,057)	(190,269)
Services	-	-	(57,115)	(51,167)
Landing Fees	-	-	(235,318)	(165,577)
Depreciation and Amortization	-	-	(367,021)	(334,843)
Other Operating Costs	-	-	(93,257)	(78,823)
Total Cost of Services	-	-	(3,513,913)	(2,613,501)

Selling Expenses
Personnel	-	-	(10,340)	(8,820)
Services	-	-	(54,310)	(43,568)
Sales and Marketing	-	-	(225,820)	(164,693)
Other Selling Expenses	-	-	(17,329)	(10,043)
Total Selling Expenses	-	-	(307,799)	(227,124)

Administrative Expenses
Personnel (a)	(1,201)	(1,051)	(128,923)	(175,347)
Services	(9,722)	(6,151)	(128,496)	(91,635)
Depreciation and Amortization	-	-	(29,727)	(25,934)
Other Administrative Expenses	(7,963)	(8,903)	(110,598)	(72,532)
Total Administrative Expenses	(18,886)	(16,105)	(397,744)	(365,448)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (b)	-	49,156	-	55,491
Idleness - Depreciation and Amortization	-	-	-	(36,772)
Other Operating Expenses (c)	1,330	15,109	95,756	44,043
Total Other Operating Revenues and (Expenses), Net	1,330	64,265	95,756	62,762

Total	(17,556)	48,160	(4,123,700)	(3,143,311)

(a)   The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors, and the Fiscal Council in the "Personnel" line item.

(b)   See Note 17.1

(c)   Includes R$68,084 referring to gains arising from changes in lease agreements in Consolidated.

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)
	Parent Company		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Financial Revenues
Gains from Financial Investments	137	1,166	41,415	12,634
Gain from Bonds Repurchase (d)	230,275	-	230,275	-
Others (a) (b)	55,321	42,635	8,027	5,622
Total Financial Revenues	285,733	43,801	279,717	18,256

Financial Expenses
Interest and Costs on Loans and Financing	(268,611)	(214,588)	(328,531)	(268,497)
Interest on Leases	-	-	(353,402)	(256,624)
Interests on the Provision for Aircraft Return	-	-	(46,524)	(83,833)
Commissions, Bank Charges and Interest on Other Operations	(4,935)	(3)	(137,808)	(100,945)
Others	(55)	(40)	(87,987)	(46,709)
Total Financial Expenses	(273,601)	(214,631)	(954,252)	(756,608)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	11,272	(2,966)	11,272	(2,966)
Other Derivative Financial Instruments, Net	-	-	(12,863)	(2,700)
Total Derivative Financial Instruments	11,272	(2,966)	(1,591)	(5,666)

Monetary and Foreign Exchange Variations	122,476	633,049	516,814	3,404,882

Total	145,880	459,253	(159,312)	2,660,864
(a)	In the period ended March 31, 2023 of the total parent company and consolidated balance, R$439 and R$2,000, respectively, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$388 and R$4,302 in the period ended March 31, 2022).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$55,507 in the period ended March 31, 2023 (R$43,023 in the period ended March 31, 2022).
(c)	See Note 33.2 (ESN and Capped call).
(d)	Gain arising from the transaction disclosed in note 16.1.4.

32.	Commitments

On March 31, 2023, the Company had 91 firm orders (91 on December 31, 2022) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. On March 31, 2023, the approximate amount of firm orders in the current period considers estimated contractual discounts and corresponds to around R$19,896,814 (R$20,574,804 on December 31, 2022) corresponding to US$3,916,387 (US$3,943,271 on December 31, 2022) and are segregated as follows:

	Parenty Company and Consolidated
	March 31, 2023	December 31, 2022
2023	4,161,545	4,234,480
2024	5,699,929	5,847,873
2025	6,697,488	6,970,535
2026	3,337,852	3,521,916
Total	19,896,814	20,574,804

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Of the total commitments presented above, the Company should disburse the amount of R$6,936,191 (corresponding to US$1,365,285 on March 31, 2023) as advances for aircraft acquisition, according to the financial flow below:

	Parenty Company and Consolidated
	March 31, 2023	December 31, 2022
2023	1,611,894	1,642,175
2024	1,940,462	1,990,773
2025	2,263,320	2,355,513
2026	1,120,515	1,182,264
Total	6,936,191	7,170,725

32.1. Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of March 31, 2023, the purchase commitments until 2023 total R$560,289.

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U,S, dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes the guidelines, limits and monitors the controls, including the mathematical models adopted for the continuous monitoring of exposures and possible financial impacts, in addition to curbing the exploration of speculative operations with financial instruments.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2022, since then, there have been no changes.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on March 31, 2023, and December 31, 2022, are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Assets
Cash and Bank Deposits	161,422	47	-	-	286,414	168,994	-	-
Cash Equivalents	283	132	-	-	41	41	-	-
Financial Investments	4,864	4,815	-	-	519,225	423,418	-	-
Trade Receivables	-	-	-	-	-	-	1,036,653	887,734
Deposits (a)	-	-	-	-	-	-	1,983,622	2,068,593
Rights from Derivative Transactions	3,612	7,002	-	-	10,465	29,256	-	-
Credits with Related Companies	-	-	7,237,856	7,084,848	-	-	-	-
Other Credits	-	-	74,957	63,875	-	-	253,428	232,633

Liabilities
Loans and Financing (b)	1,162	17,753	10,940,850	10,406,053	1,162	17,753	12,393,567	11,967,138
Leases to Pay	-	-	-	-	-	-	10,503,580	11,206,959
Suppliers	-	-	102,082	41,520	-	-	2,333,874	2,319,954
Suppliers - Forfaiting	-	-	-	-	-	-	30,112	29,941
Derivative Liabilities	-	-	-	-	325	536	-	-
Obligations to Related Parties	-	-	141,607	145,434	-	-	-	-
Other Liabilities	-	-	586,914	589,373	-	-	670,432	692,171
(a)	Excludes judicial deposits, as described in Note 10.
(b)	The amounts on March 31, 2023, and December 31, 2022, classified as measured at fair value through income (expense), refer to the embedded derivative linked to the Exchangeable Senior Notes 2024.

In the period ended March 31, 2023, financial instruments were not reclassified.

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives				Non-derivative
	Fuel	Interest rate	Capped call	ESN 2024	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2022	22,255	(536)	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(11,467)	50	(3,390)	14,648	-	(159)
Payments during the period	(3,935)	161	-	1,943	-	(1,831)
Derivatives assets (liabilities) on March 31, 2023	6,853	(325)	3,612	(1,162)	-	8,978
Derivative assets – Current	5,783	-	-	-	-	5,783
Derivative assets – Non-current	1,070	-	3,612	-	-	4,682
Derivative liabilities - Current	-	(325)	-	-	-	(325)
Loans and financing	-	-	-	(1,162)	-	(1,162)

Changes in the adjustment of equity valuation
Balance on December 31, 2022	-	(290,549)	-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	32,790	32,790
Net reversal to income (expenses)	-	1,446	-	-	48,574	50,020
Balances on March 31, 2023	-	(289,103)	-	-	(241,440)	(530,543)

Effects on income (expenses)	(11,467)	(1,396)	(3,390)	14,648	(81,364)	(82,969)
Revenue	-	-	-	-	(51,641)	(51,641)
Financial results	(11,467)	(1,396)	(3,259)	14,531	-	(1,591)
Monetary and foreign exchange rate variation, net	-	-	(131)	117	(29,723)	(29,737)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 – Financial Instruments, equivalent to IFRS 9.

On March 31, 2023, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

The schedule to realize the balance of Equity Valuation Adjustments on March 31, 2023, referring to cash flow hedges, is as follows:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(18,952)	(34,691)	(36,490)	(36,317)	(35,661)	(126,992)	(289,103)
Revenue hedge	(173,669)	(67,671)	-	-	-	-	(241,440)
Total	(192,621)	(102,362)	(36,490)	(36,317)	(35,661)	(126,992)	(530,543)

54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on March 31, 2023 at US$75.80:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	56.85	(8,828)
Decline in prices/barrel (-10%)	68.22	(5,049)
Increase in prices/barrel (+10%)	83.38	7,319
Increase in prices/barrel (+25%)	94.75	21,988

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On March 31, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	13.65%	4.81%
Exposure amount (probable scenario) (b)	(819,647)	(565,239)
Remote favorable scenario (-25%)	29,009	6,792
Possible favorable scenario (-10%)	11,604	2,717
Possible adverse scenario (+10%)	(11,604)	(2,717)
Remote adverse scenario (+25%)	(29,009)	(6,792)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates,
(b)	Book balances recorded as of March 31, 2023,

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Assets
Cash, Cash Equivalents and Financial Investments	162,333	696	535,049	274,186
Trade Receivables	-	-	279,620	215,113
Deposits	-	-	1,983,622	2,068,593
Derivative Assets	3,612	7,002	10,465	29,256
Total Assets	165,945	7,698	2,808,756	2,587,148

Liabilities
Loans and Financing	(10,942,012)	(10,423,806)	(11,293,931)	(10,797,091)
Leases to Pay	-	-	(10,241,257)	(10,940,049)
Suppliers	(25,113)	(24,569)	(459,496)	(461,134)
Provision for Aircraft and Engine Return	-	-	(2,631,892)	(2,601,195)
Total Liabilities	(10,967,125)	(10,448,375)	(24,626,576)	(24,799,469)

Exchange Rate Exposure Liabilities	(10,801,180)	(10,440,677)	(21,817,820)	(22,212,321)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(19,896,814)	(20,574,804)	(19,896,814)	(20,574,804)
Total	(19,896,814)	(20,574,804)	(19,896,814)	(20,574,804)

Total Exchange Rate Exposure - R$	(30,697,994)	(31,015,481)	(41,714,634)	(42,787,125)
Total Exchange Rate Exposure - US$	(6,042,436)	(5,944,282)	(8,210,896)	(8,200,380)
Exchange Rate (R$/US$)	5.0804	5.2177	5.0804	5.2177

As of March 31, 2023, the Company adopted the closing exchange rate of R$5.0804/US$1,00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of March 31, 2023:

		Effect on income (expenses)
	Exchange rate	Parenty Company	Consolidated
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.0804	10,801,180	21,817,820
Dollar depreciation (-25%)	3.8103	2,700,295	5,454,455
Dollar depreciation (-10%)	4.5724	1,080,118	2,181,782
Dollar appreciation (+10%)	5.5884	(1,080,118)	(2,181,782)
Dollar appreciation (+25%)	6.3505	(2,700,295)	(5,454,455)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on March 31, 2023 and December 31, 2022 are as follows:

	Parent Company
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	223,268	140,885	9,873,645	704,214	10,942,012
Suppliers	102,082	-	-	-	102,082
Obligations to Related Parties	-	-	141,607	-	141,607
Other Liabilities	261,764	102,564	222,586	-	586,914
On March 31, 2023	587,114	243,449	10,237,838	704,214	11,772,615

Loans and Financing	193,864	80,869	9,346,064	803,009	10,423,806
Suppliers	41,520	-	-	-	41,520
Obligations to Related Parties	-	-	145,434	-	145,434
Other Liabilities	188,272	149,340	251,761	-	589,373
On December 31, 2022	423,656	230,209	9,743,259	803,009	11,200,133

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	866,934	415,000	10,408,581	704,214	12,394,729
Leases to Pay	1,172,542	688,092	4,371,436	4,271,510	10,503,580
Suppliers	2,236,957	-	96,917	-	2,333,874
Suppliers - Forfaiting	30,112	-	-	-	30,112
Derivative Liabilities	278	47	-	-	325
Other Liabilities	283,077	102,564	284,791	-	670,432
On March 31, 2023	4,589,900	1,205,703	15,161,725	4,975,724	25,933,052

Loans and Financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases to Pay	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – Forfaiting	29,941	-	-	-	29,941
Derivative Liabilities	260	259	17	-	536
Other Liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

33.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	March 31, 2023	December 31, 2022
Total Loans and Financing	12,394,729	11,984,891
Total Leases to Pay	10,503,580	11,206,959
(-) Cash and Cash Equivalents	(286,455)	(169,035)
(-) Financial Investments	(519,225)	(423,418)
Net Iindebtedness	22,092,629	22,599,397

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.	Non-Cash Transactions

	Parent Company
	March 31, 2023	March 31, 2022
Share-Based Compensation (Investments / Share-Based Payment)	3,225	5,235
Unrealized Income (Expenses) of Derivatives (Investments / Equity Valuation Adjustment)	82,812	314,169
Amortization of Debt whit Issuance of Notes (Loans and Financing)	5,192,880	-
Issuance of Notes for Payment of Obligations with Suppliers (Suppliers / Loans and Financing)	21,870
Fair Value Result in Transaction with Parent (Loans / Capital Reserves)	380,351	-
Treasury Shares Transferred (Treasury Shares / Capital Reserves)	4,275	966

	Consolidated
	March 31, 2023	March 31, 2022
Write-off of lease agreements (Property, plant and equipment / Leases to Pay)	4,879	242
Amortization of debt whit deposits (Deposits / Leases to Pay)	20,160	-
Sale-leaseback (Property, plant and equipment / Leases to Pay)	-	1,422,580
Right of use of flight equipment (Property, plant and equipment / Leases to Pay)	30,481	172,376
Lease agreement renegotiation (Property, plant and equipment / Leases to Pay)	-	3,847
Provision for aircraft return (Property, plant and equipment / Provisions)	3,929	18,427
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	82,812	314,169
Amortization of Leases with Issuance of Notes (Loans / Leases to Pay)	35,499	-
Amortization of Debt whit Issuance of Notes (Loans and Financing)	5,192,880	-
Issuance of Notes for Payment of Obligations with Suppliers (Suppliers / Loans and Financing)	21,870	-
Fair Value Result in Transaction with Parent (Loans / Capital Reserves)	380,351	-
Treasury shares transferred (Treasury shares / Capital Reserves)	4,275	966

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended March 31, 2023, and 2022 are as follows:

35.1.	Parent Company

				Adjustments to Profit			Non-cash
	Opening Balance	Net Cash Flows from Financing Activities	Net Cash Flows used in Operating Activities	Exchange Rate Changes and Gain from Repurchase	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Fair issue value and transaction costs	Issuance of debt for payment of related parties	Closing Balance
Loans and Financing	10,423,806	736,745	(223,864)	(533,606)	268,611	(14,531)	249,352	35,499	10,942,012

35.2.	Consolidated

	March 31, 2023
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Compensation with deposits and others	Variation in variable and short-term lease liabilities	Property, plant and equipment acquisition through new agreements	Fair issue value and transaction costs	Exchange rate changes, net and gain from repurchase	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	11,984,891	634,997	(280,322)	35,499	-	-	249,352	(543,688)	328,531	-	(14,531)	12,394,729
Leases	11,206,959	(638,969)	(29,396)	(51,297)	1,282	25,602	-	(250,436)	353,402	(113,567)	-	10,503,580

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Subsequent Events

36.1.	Senior Secured Amortizing Notes

In April 2023, the Company completed an additional issue of US$26 million in Senior Secured Amortizing Notes, guaranteed by GLAI and GOL Linhas Aéreas S.A. (“Additional Notes”). Of this volume, US$7 million were already registered in the period ended March 31, 2023, considering the conclusion of the individual negotiation with the lessor, see explanatory note 16.1.3.

The Additional Notes were issued in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations that are under deferral agreements, among other obligations that participating aircraft lessors have chosen to exchange for the Additional Notes.

61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer